Filed by Primo Water Corporation

pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: Primo Water Corporation

Commission File No. 001-34850


PRIMO

Acquisition of Glacier Water Services, Inc.

October 10, 2016

PRIMO
Water & Dispensers

SAFE-HARBOR STATEMENT

Certain statements contained herein are not based on historical fact and are "forward-looking statements" within the meaning of the applicable securities laws and regulations. These statements include those related to the expected completion of the acquisition of Glacier Water Services, Inc., the time frame in which the acquisition will occur, the completion of the transaction on the terms proposed, the financing of the transaction on the terms currently anticipated, the expected benefits to Primo Water Corporation (the "Company") from completing the acquisition, pro forma financial results for the combined companies, and the combined company's ability to repay debt and reduce leverage. These statements can otherwise be identified by the use of words such as "anticipate," "believe," "could," "estimate," "expect," "feel," "forecast," "intend," "may," "plan," "potential," "project," "should," "would," "will," and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are subject to a number of risks and uncertainties.

Factors that could cause actual results to differ include, among others, the possibility that conditions to the closing of the merger may not be satisfied, we may not be able to close the financing necessary to complete the acquisition, the potential impact on the business of the Company or Glacier Water Services, Inc. as a result of the announcement of the transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement, difficulties with the successful integration and realization of the anticipated benefits from the proposed acquisition, the possibility that the Company's stock price may be affected after the acquisition by factors different than those currently affecting the Company's stock price, the incurrence of costs related to the acquisition, changes to the Company's board of directors and management in connection with the acquisition, the impact of the loss or non-retention of certain key personnel during the pendency of the acquisition or thereafter, the termination or renegotiation of agreements with customers, suppliers and other business partners in connection with the acquisition, the possibility that the acquisition may trigger certain change-of-control provisions in agreements with third parties, the possibility that the Company's financial results following the acquisition may differ materially from the unaudited pro forma financial statements that have been or will be made available, possible adverse impacts related to the implementation and integration of proper and effective internal controls in the combined company following the acquisition, general economic conditions, the possible adverse impacts that decreased discretionary consumer and corporate spending may have on the Company's business, the possible adverse impacts of currently pending or future litigation proceedings and the Company's need for additional capital following the acquisition.

Owing to the uncertainties inherent in forward-looking statements, actual results could differ materially and adversely from those stated herein.

There are a number of other factors that could cause actual results to differ materially and adversely from those in the forward-looking statements contained herein and include, but are not limited to, adverse changes in the Company's relationships with its independent bottlers, distributors and suppliers, the loss of major retail customers of the Company or the reduction in volume or change in timing of purchases by major retail customers, lower than anticipated consumer and retailer acceptance of and demand for the Company's products and services, the entry of a competitor with greater resources into the marketplace, competition and other business conditions in the water and water dispenser industries in general, the Company's experiencing product liability, product recall or higher than anticipated rates of sales returns associated with product quality or safety issues, the loss of key Company personnel, changes in the regulatory framework governing the Company's business, the Company's inability to efficiently expand operations and capacity to meet growth, the Company's inability to develop, introduce and produce new product offerings within the anticipated timeframe or at all, the Company's inability to comply with its covenants in its credit facility, significant liabilities or costs associated with litigation or other legal proceedings, as well as other risks described more fully in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K filed on March 9, 2016 and its subsequent filings under the Securities Exchange Act of 1934. Forward-looking statements reflect management's analysis as of the date of this presentation. The Company does not undertake to revise these statements to reflect subsequent developments, other than in its regular, quarterly earnings releases or as otherwise required by applicable securities laws.

ADDITIONAL INFORMATION

Additional Information and Where to Find it

In connection with the proposed acquisition, Primo Water Corporation (the "Company") will file a registration statement on Form S-4 that will include a consent solicitation statement of Glacier Water Services, Inc. and other relevant documents concerning the transaction with the Securities and Exchange Commission ("SEC").

INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS CONTAINED IN THE FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Company files annual, quarterly and current reports, proxy statements, and other information with the SEC under the Exchange Act. The SEC maintains a web site that contains such reports, proxy statements and other information about public companies, including the Company's filings. Investors and shareholders will be able to obtain copies of the registration statement and the consent solicitation statement/prospectus and other documents filed with the SEC by the Company free of charge at the SEC's website, www.sec.gov. Investors and shareholders may also read and copy any materials filed with the SEC by the Company at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or visit the SEC's website.

In addition, investors and shareholders will be able to obtain free copies of the registration statement and the consent solicitation statement/prospectus (when available) and other documents filed with the SEC by the Company by accessing the Company's website at www.primowater.com by clicking on the "Investor Relations" link and then clicking on the "SEC Filings" link or by contacting the Company's Investor Relations by calling 336-331-4000.

Non-Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

AGENDA

1 GLACIER OVERVIEW

2 STRATEGIC RATIONALE

3 TRANSACTION OVERVIEW

4 Q&A

PRIMO
Water & Dispensers

STRATEGIC RATIONALE

1. DOUBLES KEY FINANCIAL RESULTS & ACHIEVES SIGNIFICANT SCALE
2. DIVERSIFIES RETAILER & FINANCIAL CONCENTRATION
3. CREATES OPERATIONAL & SHARED SERVICE SYNERGIES
4. CROSS-SELLING OPPORTUNITIES WITH RETAILERS & CONSUMERS
5. SUPPORTS RAPID DE-LEVERAGING WITH STRONG CASH FLOWS

THE PRIMO WAY

MISSION
Why We Exist

Inspiring
Healthier
Homes Thru
Better Water.

VALUES
What We Believe In

Empathy

Community

Smarts

Honesty

Courage

Commitment

VISION-2020
What We Will Accomplish

Primo will be a **highly valued** business operating throughout North America.

Our brands will be the **leaders in all categories** we compete in – water dispensers, bulk water exchange and refill water.

Our **consumers will be extremely loyal** because we deliver world class experiences at great value.

Our retail and online clients will consider us **valued partners**.

Our highly-engaged teams will be **metric focused** and experts at processing transactions, managing change, relationships and storytelling.

STRATEGIES
How We Will Achieve Our Vision

Grow household **penetration** of dispensers

Improve **connectivity**

Increase retail **outlets**

Drive unit **economics**

Be **highly engaged** teams

Live our **values**



1 GLACIER OVERVIEW

PRIMO
Water & Dispensers

MARKET LEADER IN SELF-SERVICE REFILL WATER


Glacier
Water
refreshing
crisp
water
great tasting

HIGHLIGHTS

- Market leader in the self-service refill water space with over 20,000 locations
- Direct interaction with consumer in majority of Glacier locations
- Long-term partnerships with enviable list of retailers
- Diversity and breadth in retail partners and channels of trade
- Tremendous scale and quality of Glacier's operations network
- Flexible machine configurations to fit retailer needs and space availability (indoor, outdoor, coin, non-coin)
- Experienced leadership team

GLACIER WATER BUSINESS OVERVIEW

MACHINES & FINANCIAL INFORMATION

EQUIPMENT



Glacier
refreshing
crisp
water
great tasting



Glacier
Glacier
bottle your own water



Water
Water
Glacier

REVENUE



$145.0M
$140.0M
$135.0M
$130.0M
$125.0M
$120.0M
$115.0M
$110.0M
$105.0M
$100.0M
$132.9M
$138.3M
$140.6M
FY 2014
FY 2015
TTM Q2 FY 2016

ADJUSTED EBITDA



$25.0M
$24.0M
$23.0M
$22.0M
$21.0M
$20.0M
$19.0M
$18.0M
$17.0M
$16.0M
$15.0M
$22.9M
$24.2M
$24.3M
FY 2014
FY 2015
TTM Q2 FY 2016

PRIMO Water & Dispensers

Source: Glacier Water Services, Inc. press releases. TTM information, see slide 26 for details.

GEOGRAPHIC LANDSCAPE

GLACIER U.S. WATER LOCATIONS




Glacier
Water
refreshing
crisp
water
great tasting
Glacier
bottle
water


PURIFIED WATER
FOR YOUR HOME
PRIMO
FREE
PRIMO

PRIMO U.S. WATER LOCATIONS



Source: Location information from Primo & Glacier databases.

GLACIER RETAIL LANDSCAPE & DIVERSIFICATION

GLACIER RETAIL PARTNERS



TOP 3
OTHERS (< 10% EACH)
76%
24%

GLACIER RETAIL CHANNELS



HOME IMPROVEMENT
GROCERY
MASS MERCHANT
DOLLAR STORES
DRUG
CONVENIENCE

GLACIER TENURE OF RELATIONSHIP → AVERAGE OF TOP 5 = 29 YEARS



28
34
29
28
27
1
2
3
4
5

Source: Retail, channel & tenure information from Glacier database. Concentration information based on 2015 sales data.

2 STRATEGIC RATIONALE


PRIMO

PRIMO
Water & Dispensers

STRATEGIC RATIONALE

1. DOUBLES KEY FINANCIAL RESULTS & ACHIEVES SIGNIFICANT SCALE
2. DIVERSIFIES RETAILER & FINANCIAL CONCENTRATION
3. CREATES OPERATIONAL & SHARED SERVICE SYNERGIES
4. CROSS-SELLING OPPORTUNITIES WITH RETAILERS AND CONSUMERS
5. SUPPORTS RAPID DE-LEVERAGING WITH STRONG CASH FLOWS

1 DOUBLES KEY FINANCIAL RESULTS

	PRIMO	PRO-FORMA
REVENUE	$132.0M	$272.6M
OPERATING INCOME	$6.8M	$14.3M
ADJUSTED EBITDA	$21.1M	$45.4M

Source: Company and Glacier Water Services, Inc. filings. Pro-forma is TTM information without adjustments, see slide 26 for details.

1 MARKETSHARE LEADERSHIP

OUR BRANDS WILL BE THE LEADERS IN ALL CATEGORIES WE COMPETE IN

Part of Primo's 2020 Vision Statement

NO. 1 Dispensers



NO. 1 Exchange


PURIFIED WATER
FOR YOUR HOME
PRIMO
FREE

With Glacier Acquisition, Primo Is Now NO. 1 Refill


Glacier
Water
refreshing
crisp
water
great
tasting


PRIMO
PRIMO

2 DIVERSIFICATION – RETAILER & CHANNEL

RETAILER

PRIMO



TOP 3
OTHERS (< 10% EACH)
27%
73%

PRO-FORMA



TOP 3
OTHERS (< 10% EACH)
62%
38%

CUSTOMERS

Lowe's, Walmart (Save money. Live better.), Food Lion, Walgreens, The Home Depot, Kmart, Sobeys, Publix, Sam's Club, CVS pharmacy, Circle K, H-E-B, Costco Wholesale, Rite Aid, Kroger, Canadian Tire, Bi-Lo, Save Mart Supermarkets, Albertsons, Do it Best, Family Dollar, Winn-Dixie, SuperValu, True Value, Safeway, Ace Hardware

CHANNEL

- CONVENIENCE
- HARDWARE
- HOME IMPROVEMENT
- DOLLAR STORES
- MASS MERCHANT
- DRUG
- GROCERY
- MEMBERSHIP CLUB

PRIMO Water & Dispensers

Source: Company & Glacier Water management estimates. Concentration information based on 2015 sales data.

DIVERSIFICATION – FINANCIAL

PRIMO | PRO-FORMA

REVENUE



20%
$132M
51%
29%



25%
$273M
61%
14%

LOCATIONS



29%
26K+
51%
20%



16%
29%
46K+
55%

Source: Company & Glacier Water Services, Inc. filings and management estimates. Revenue based on TTM information, see slide 26 for details.

3 OPERATIONAL & SHARED SERVICE SYNERGIES

SERVICE NETWORK

- Glacier directly employs 100% of their field team vs. 100+ Primo outsourced technicians
- Deal allows nearly 100% of all retail locations to be supported by a Company technician
- Increases density in Glacier markets improving cost and service

SHARED SERVICES

- Consolidate some back-office and shared service with synergies
- Taking advantage of best practices within both firms
- Continue Primo's strategy of significant revenue increase with little overhead additions given fixed costs

INSOURCING REFURBISHMENT & ASSEMBLY

- Optimize capital investment through improved preventative maintenance and equipment refurbishment
- Combined volume allows less expensive in-house machine assembly and refurbishment vs. Primo's outsourced strategy
- Primo's additional volume will drive further warehouse efficiencies for Glacier's current assembly & refurbishment center

PURCHASING POWER

- Consolidated purchasing decisions leveraging larger network leading to likely improved pricing
- Combined annual vended gallons represents a 278% increase vs. Primo today

Source: Company & Glacier Water Services, Inc. filings and management estimates.

4 CROSS-SELLING OPPORTUNITIES


Glacier
Dispensers
Exchange
Glacier
Water
refreshing crisp
great tasting
water
PURIFIED WATER
FOR YOUR HOME
FREE

5 RAPID DE-LEVERAGING HISTORY & POTENTIAL

PRIMO DEBT TO ADJUSTED EBITDA
(2012 – 2016)



4.12x
2.67x
1.88x
1.13x
0.98x
2012
2013
2014
2015
2016 TTM Q2



PRIMO
PRO-FORMA
ADJ EBITDA
$21.1M
$45.4M

PRIMO Water & Dispensers

Source: Company & Glacier Water Services, Inc. filings and management estimates. TTM information, see slide 26 for details.

3 TRANSACTION OVERVIEW


PRIMO

PRIMO
Water & Dispensers

TRANSACTION HIGHLIGHTS

CONSIDERATION

- Primo to acquire Glacier Water for approximately $263 million
  - Glacier Equity for $86 million; consisting of $50 million cash, $36 million in Primo common stock payable at close
  - Five-year warrants to purchase 2 million shares of Primo common stock at an exercise price of $11.88 per share
  - Glacier debt to be paid at closing ($102 million less Glacier cash of $6 million) of $96 million
  - Assumption of Trust Preferred Securities of $81 million

VALUE CREATION

- Transaction value represents 10.8x multiple on Glacier's 6/30 TTM EBITDA of $24.3 million
- Primo believes that full-year synergies represent approximately $6.0 - $7.0 million in value
- Will begin to recognize synergies in 2017, with full integration expected in the next 36 months
- Estimated 8.5x multiple post-synergies

FINANCING

- Goldman Sachs committed $196 million in financing, including revolving facility and term loans
- Pro Forma leverage at close of 4.0x senior debt using 6/30 TTM EBITDA
- Primo will prioritize de-leveraging the business immediately following the acquisition
  - We believe that Sr. Debt leverage ratio will be at or below 3.0x by the end of 2018
- Primo expects to have sufficient cash flow and credit availability to continue to drive growth

TIMING

- Transaction expected to close prior to year-end, subject to customary closing conditions
- Primo will host an analyst call after closing of the transaction to discuss 2017 financial estimates

Source: Preliminary pre-closing information. Subject to net working capital adjustments and seller's information. TTM information, See slide 26 for details.

PRELIMINARY TRANSACTION OVERVIEW

($ Millions)

SOURCES

	Amount
New Sr. Debt	$162
Rollover Trust Preferred Securities	81
Issuance of new Primo Equity	36
Total Sources	**$279**

- Primo to issue 3.0 million common shares to Glacier shareholders representing less than 10% of fully diluted shares outstanding
- Trust Preferred Securities bear interest at 9.1%, have a term through 2028 and allow holding payments for up to 5 years

USES

	Amount
Glacier Equity	$86
Trust Preferred	81
Debt Repayment	102
Expenses	10
Total Uses	**$279**

- Glacier shareholders to receive approximately 60% cash and 40% stock
- There are certain seller transaction expenses that will reduce the amount of net cash to Glacier shareholders

Source: Preliminary pre-closing information. Subject to net working capital adjustments and seller's information.

4 Q & A



PRIMO
Water & Dispensers
PRIMO

NON-GAAP RECONCILIATIONS

PRIMO
Water & Dispensers

Reconciliation of Non-GAAP Measures and Pro Forma Information

Use of Non-U.S. GAAP Financial Measures - This presentation contains certain financial measures, including adjusted EBITDA, that are not calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). For Primo Water, adjusted EBITDA is calculated as income from continuing operations before depreciation and amortization; interest expense, net; non-cash, stock-based compensation expense; non-recurring costs; and loss on disposal of property and equipment and other. For Glacier Water, adjusted EBITDA is calculated as net loss before income tax expense; depreciation and amortization; interest and other expense; and non-cash, stock-based compensation expense. Non-U.S. GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with U.S. GAAP. These non-U.S. GAAP measures exclude significant expenses that are required by U.S. GAAP and are subject to inherent limitations.

TTM and Pro Forma Financial Measures - This presentation contains certain financial information that is presented as "Pro Forma TTM ended June 30, 2016" for the proposed acquisition by Primo Water of Glacier Water.

"Pro Forma TTM ended June 30, 2016" financial information as used in this presentation represents financial data (i) for Primo Water, for the 12 months ended June 30, 2016, calculated by adding the financial data for the six months ended June 30, 2016 to the financial data for the year ended December 31, 2015 and subtracting the financial data for the six months ended June 30, 2015, and (ii) for Glacier Water, for the four quarters ended July 3, 2016, calculated by adding the financial data for the two quarters ended July 3, 2016 to the financial data for the year ended January 3, 2016 and subtracting the financial data for the two quarter ended June 28, 2015. For Glacier Water, the year ended January 3, 2016 and the trailing four quarters ended July 3, 2016 include 53 weeks.

Unless otherwise indicated herein, "pro forma" financial information as used in this presentation represents the arithmetic combination of the results of Primo Water and Glacier Water over the periods presented and contains no adjustments.

Set forth below is a table showing the calculation of "Pro Forma TTM ended June 30, 2016" as presented in this presentation (dollars presented in millions, unaudited):

	Primo Water	Glacier Water	Pro Forma TTM
Net Sales	$132.0	$140.6	$272.6
Income from Operations	$6.8	$7.5	$14.3
Adjusted EBITDA	$21.1	$24.3	$45.4

The "pro forma" financial information used in this presentation does not represent pro forma financial information prepared in accordance with Article 11 of Regulation S-X.